October 23, 2014

Via EDGAR transmission

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Seventy Seven Energy Inc.
Registration Statement on Form S-4
Filed September 30, 2014
File No. 333-199035

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”), Seventy Seven Energy Inc. (the “Registrant”) hereby confirms and represents as follows:

1. The Registrant is registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) and similar no-action letters (collectively, the “SEC No-Action Letters”).

2. Neither the Registrant nor any of its respective affiliates have entered into any arrangement or understanding with any person, including any broker-dealer, to distribute any of the Registrant’s 6.5% Senior Notes due 2022 to be issued in the exchange offer pursuant to the Registration Statement (the “Exchange Notes”) and, to the best of the Registrant’s information and belief, each person that will participate in the exchange offer will acquire the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be issued in the exchange offer. In this regard, the Registrant will make each person participating in the exchange offer aware (through the prospectus and the letter of transmittal) that if such person is tendering any of the Registrant’s issued and outstanding 6.5% Senior Notes due 2022 (the “Original Notes”) in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (a) cannot rely on the Staff’s position enunciated in the SEC No-Action Letters or interpretative letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Registrant (i) will make each person participating in the exchange offer aware (through the prospectus and the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer provisions to the effect that (x) the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (y) if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the exchange offer; and (iii) will include a statement in the transmittal letter to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Terms used and not defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement. Please contact Hillary H. Holmes at (713) 229-1508 or Monica E. White at (713) 229-1131 of Baker Botts L.L.P. with any questions or comments regarding the foregoing.

Very truly yours,

SEVENTY SEVEN ENERGY INC.

By:	/s/ Cary D. Baetz
Cary D. Baetz
Chief Financial Officer and Treasurer

cc:	David Treadwell
Seventy Seven Energy Inc.

Hillary H. Holmes
Monica E. White
Baker Botts L.L.P.